UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Andrés Moncayo

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 208,908,393 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 208,908,393 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,908,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ifis Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 208,908,393 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 208,908,393 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,908,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 10,110,861 8. SHARED VOTING POWER 198,797,531 9. SOLE DISPOSITIVE POWER 10,110,861 10. SHARED DISPOSITIVE POWER 198,797,531

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,908,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 22 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 198,797,531 8. SHARED VOTING POWER 10,110,861 9. SOLE DISPOSITIVE POWER 198,797,531 10. SHARED DISPOSITIVE POWER 10,110,861

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,908,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 6 of 22 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

This Amendment amends and restates the Schedule 13D filed by IRSA Inversiones y Representaciones Sociedad Anónima with the Securities and Exchange Commission (the “SEC”) on November 30, 2005 (the “Schedule 13D”).

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value 1.00 Peso per share (the “IRSA Common Stock”), of IRSA Inversiones y Representaciones Sociedad Anónima, an Argentine corporation (“IRSA”). The address of the principal executive office of IRSA is Bolívar 108, 1st Floor (C1066AAD) Buenos Aires, Argentina.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who is serving as Chairman of the Board of each of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), a stock corporation organized under the laws of the Republic of Argentina, Ifis Limited, a limited liability company organized under the laws of Bermuda (“IFIS”), and Inversiones Financieras del Sur S.A, a stock corporation organized under the laws of the Republic of Uruguay (“IFISA” and together with Elsztain, Cresud and IFIS the “Reporting Persons”). Elsztain’s principal offices are located at Bolívar 108, 1st floor, Ciudad Autónoma de Buenos Aires, Argentina, Cresud is located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina, IFIS principal offices are located at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda, and IFISA’s principal offices are located at Zabala 1422, 2nd floor, Montevideo Republic of Uruguay.

The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule A hereto.

(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3. Source and Amount of Funds or Other Consideration

The IRSA Common Stock beneficially owned by the Reporting Persons is composed of 77,850,702 shares acquired by Cresud for an aggregate purchase price of US$80,595,107.91 and 32,958,011 Notes (as defined herein) for an aggregate purchase price of US$4,552,170, and 442,421 shares acquired by IFISA for an aggregate purchase price of US$ 299,714.63(which were mostly bought through the exercise of warrants on June 30, 2005) and 2,634,650 Notes for an aggregate purchase price of US$7,208,936.79, acquired by IFISA.

SCHEDULE 13D

CUSIP No. 450047204	Page 7 of 22 Pages

The funds used to purchase the IRSA Common Stock were derived from Cresud’s working capital, whereas the funds used to purchase IRSA’s Notes were derived from the proceeds of the issuance of Cresud’s Notes and working capital.

Item 4. Purpose of Transaction

Cresud entered into a swap agreement (contrato de permuta) by which Cresud transferred 3,580,886 Convertible Notes of IRSA, which represent 1.1% on a fully diluted basis. The purpose of this transaction was to acquire shares of Agropecuaria Cervera S.A.

Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud and IRSA. Elsztain is the beneficial owner of 43.7% of the shares of IFIS. Elsztain owns directly 24.3% of IFIS and indirectly 2.5% through Duriland S.A., a corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, an Isle of Man limited liability company. IFIS owns 99.975% of IFISA and Consultores Venture Capital Limited owns the remaining 0.025%. Elsztain owns 85.0% of Consultores Venture Capital Limited, a company incorporated in the Cayman Islands. IFISA in turn owns, on a fully diluted basis, approximately 34.0% of the issued and outstanding shares of Cresud. In addition, the Reporting Persons own, on a fully diluted basis, 36.1% of the issued and outstanding shares of IRSA (IFISA owns, on a fully diluted basis, 1.7% of the issued and outstanding shares of IRSA and Cresud owns, on a fully diluted basis, 34.3% of the issued and outstanding shares of IRSA).

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional Units (as defined herein), Notes (as defined herein) and Warrants (as defined herein) and/or shares of IRSA Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a) As of December 31, 2005, assuming the full conversion Notes owned by the Reporting Persons as described in Item 6, Cresud and IFISA would own 208,908,393 shares of IRSA, representing 36.1% on a fully diluted basis.

The following is a detailed description of the Reporting Persons’ beneficiary ownership and their relationship with IRSA:

(i) Elsztain by virtue of his position and voting power in IFIS may be deemed to beneficially own 43.7% of the shares of IFISA. Elsztain owns directly 24.3% of the equity of IFIS and indirectly 2.5% through Duriland S.A., a stock corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, a limited liability company incorporated in the Isle of Man. IFIS owns 99.975% of the equity of IFISA. Therefore, Elsztain may be deemed to be the beneficial owner of 43.7% of the issued and outstanding shares of common stock of IFISA which in turn owns, on a fully diluted basis, approximately 34.0% of the issued and outstanding shares of Cresud and approximately 1.7% of the issued and outstanding shares of IRSA. In addition, Cresud owns, on a fully diluted basis, 34.3% of the issued and outstanding shares of IRSA. Finally, IRSA owns, on a fully diluted basis, 65.2% of the issued and outstanding shares of APSA Common Stock.

SCHEDULE 13D

CUSIP No. 450047204	Page 8 of 22 Pages

(ii) IFIS, as direct owner of 99.975% of the shares of IFISA, would be the beneficial owner of all the shares of Cresud Common Stock held for its account, which is 34.0%.

(iii) IFISA would be the direct owner of 109,234,505 shares of Cresud Common Stock representing approximately 44.8% of the Cresud Common Stock that would be outstanding if no other holder were to convert any Notes or exercise any Warrants.

Given the foregoing, Elsztain, IFIS and IFISA may be deemed to be the beneficial owners of the following shares of Cresud Common Stock in each case, on a fully diluted basis:

1.	109,234,505 of the issued and outstanding shares of Cresud Common Stock, representing 34.0% of all outstanding shares of Cresud Common Stock.

Elsztain, IFIS, IFISA and Cresud may be deemed to be the beneficial owners of the following shares of IRSA Common Stock, in each case, on a fully diluted basis:

2.	208,908,393 of the issued and outstanding shares of IRSA, representing 36.1% of all outstanding shares of IRSA.

Elsztain, IFIS, IFISA, Cresud and IRSA may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

3.	142,227,626 of the issued and outstanding shares of APSA, representing 65.2% of all outstanding shares of APSA.

As of December 31, 2005, assuming full conversion by the Reporting Persons of IRSA’s Notes and exercise of IRSA’s Warrants included in the Units owned by Cresud and IFISA as discussed in Item 6, and assuming further that none of IRSA’s other bondholders convert their Notes, the Reporting Persons would beneficially own 39.0% of the outstanding shares of IRSA Common Stock. Assuming the full conversion by the Reporting Persons of IRSA’s Notes and exercise of the Warrants included in the Units owned by Cresud and IFISA as well as IRSA’s other shareholders, the Reporting Persons would beneficially own 36.1% of IRSA Common Stock.

(iv) Except as set forth from Paragraph (i) to (iii) of this Item 5(a), to the best knowledge of the Reporting Persons, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of the Alto Palermo Common Stock.

(b) Item 5(a) is incorporated herein by reference.

(c) Transactions by the Reporting Persons or persons named in Schedule A hereto that were effected during the past 60 days are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

SCHEDULE 13D

CUSIP No. 450047204	Page 9 of 22 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Prospectus (the “Prospectus”), dated October 11, 2002, contained in IRSA’s Registration Statement on Form F-1 No. 333-89660, filed with the Securities and Exchange Commission on May 29, 2002, IRSA offered (the “Offering”) rights to subscribe for an aggregate amount of 100,0000,000 units (“Units”), each consisting of US$1.00 principal amount of IRSA’s 8% Convertible Notes due 2007 (each, a “Note”) and one non-detachable warrant (each, a “Warrant”) to purchase shares of IRSA Common Stock, for an aggregate amount of US$100,000,000. All information included in this Schedule 13D pertaining to the Offering, Units, Notes and Warrants is based on information provided in the Prospectus, the indenture governing the Notes and the warrant agreement governing the Warrants.

After December 14, 2002 and until October 31, 2007, holders of the Notes may convert, subject to certain conditions, such Notes into shares of IRSA Common Stock at a conversion price of US$0.545 per share. The initial conversion price of the Notes is subject to adjustment as described in the Prospectus. The Notes mature on November 14, 2007. Each Warrant is exercisable only if the Note to which such Warrant is attached has been converted, and such Warrant is exercisable on the last day of each quarter following such conversion until expiration of the Warrants on November 13, 2007. Each Warrant entitles the holder to purchase such number of shares of IRSA Common Stock equal to the number of shares for which the attached Note was converted. The exercise price for the Warrants is US$0.6541 per share of IRSA Common Stock. Neither the Notes nor the Warrants are separately transferable until, in each case, the Note to which a Warrant is attached is converted. On October 15, 2002 (the “Issuance Date”), Cresud purchased 49,692,668 Notes for an aggregate purchase price of each US$1.00. On April 22, 2005, IFISA purchased (i) 4,634,645 Notes for an aggregate purchase price of US$ 12,681,328.77 and (ii) 4,865,355 Warrants for an aggregate purchase price of US$3,739,723.87. On September 27, 2005, 2,000,000 Notes were sold for an aggregate price of US$3,060,000.00. On April 13, 2005, 2,601,433 warrants were exercised resulting in 4,773,260 shares. Between November 3rd, 2005 and December 26th, 2005, IFISA sold an amount equivalent to 815,600 shares of IRSA Common Stock for an aggregate amount of US$1,201,575.44. As of December 31, 2005, IFISA owned 2,634,650 Notes, 2,634,650 Warrants and 442,421 shares. In the case that IFISA decided to exercise the Warrants, IFISA will have to pay an exercise price of US$0.6541 for each Warrant representing a total amount of US$3,161,580 for 4,833,792 shares of IRSA.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of IRSA to which the Reporting Persons are a party.

Item 7. Material to Be Filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 450047204	Page 10 of 22 Pages

Schedule A

Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors and Executive Officers of IFIS Limited

Directors

1.	Eduardo S. Elsztain Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

2.	Saul Zang Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

3.	Mariana Renata Carmona de Elsztain Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

4.	Alejandro Gustavo Elsztain Director Wessex House, 45 Reid Street Hamilton HM 12 Bermuda Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 11 of 22 Pages

Schedule A

Directors and Executive Officers of Inversiones Financieras del Sur S.A.

Directors

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina

2.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

3.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 450047204	Page 12 of 22 Pages

Schedule A

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Clarisa Diana Lifsic Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Susan Segal Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of United States of America

SCHEDULE 13D

CUSIP No. 450047204	Page 13 of 22 Pages

Schedule A

8.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

9.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

11.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 14 of 22 Pages

Schedule A

Senior Management

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Alejandro Bartolomé Chief Production Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	José Luis Rinaldini Chief Subsidiaries Supervisor Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Alejandro Casaretto Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 15 of 22 Pages

Schedule A

8.	Carlos Blousson Chief Sales Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 16 of 22 Pages

Schedule A

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Oscar P Bergotto Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Carlos Ricardo Esteves Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 17 of 22 Pages

Schedule A

8.	Marcos Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9.	Fernando Barenboim Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Fernando Rubin Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

11.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

12.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

13.	Juan C. Quintana Terán Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

14.	Emilio Cárdenas Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 18 of 22 Pages

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the past 60 days

IFISA’s transactions in IRSA

Transaction Type	Trade Date	Amount of Shares	Price per Share	Place
Sell	11/3/2005	-9,993	$3.61	Buenos Aires Stock Exchange
Sell	11/3/2005	-7	$3.61	Buenos Aires Stock Exchange
Sell	11/23/2005	-700	$3.55	Buenos Aires Stock Exchange
Sell	11/24/2005	-1,389	$3.54	Buenos Aires Stock Exchange
Sell	11/25/2005	-9,940	$3.58	Buenos Aires Stock Exchange
Sell	11/29/2005	-5,000	$3.58	Buenos Aires Stock Exchange
Sell	11/30/2005	-10,000	$3.66	Buenos Aires Stock Exchange
Sell	12/1/2005	-15,000	$3.69	Buenos Aires Stock Exchange
Sell	12/2/2005	-5,931	$3.71	Buenos Aires Stock Exchange
Sell	12/5/2005	-3,500	$3.74	Buenos Aires Stock Exchange
Sell	12/6/2005	-2,500	$3.72	Buenos Aires Stock Exchange
Sell	12/13/2005	-5,000	$3.67	Buenos Aires Stock Exchange
Sell	12/16/2005	-3,000	$3.80	Buenos Aires Stock Exchange
Sell	12/26/2005	-500	$3.70	Buenos Aires Stock Exchange

IFISA’s transactions in IRSA
Transaction Type	Trade Date	Amount of ADRs	Price per ADR	Place
Sell	11/3/2005	-2,400	$12.11	New York Stock Exchange
Sell	11/16/2005	-4,000	$12.11	New York Stock Exchange
Sell	11/17/2005	-2,500	$12.05	New York Stock Exchange
Sell	11/21/2005	-1,000	$12.10	New York Stock Exchange
Sell	11/22/2005	-100	$12.11	New York Stock Exchange
Sell	11/23/2005	-6,000	$12.08	New York Stock Exchange
Sell	11/25/2005	-2,500	$12.11	New York Stock Exchange
Sell	11/28/2005	-7,300	$12.01	New York Stock Exchange
Sell	11/28/2005	-6,000	$12.00	New York Stock Exchange
Sell	11/29/2005	-7,000	$12.06	New York Stock Exchange
Sell	11/29/2005	-1,000	$12.09	New York Stock Exchange
Sell	11/30/2005	-5,800	$12.39	New York Stock Exchange
Sell	12/1/2005	-1,000	$12.42	New York Stock Exchange
Sell	12/2/2005	-2,000	$12.47	New York Stock Exchange
Sell	12/7/2005	-11,400	$12.37	New York Stock Exchange
Sell	12/8/2005	-5,000	$12.50	New York Stock Exchange
Sell	12/9/2005	-900	$12.53	New York Stock Exchange
Sell	12/12/2005	-500	$12.40	New York Stock Exchange
Sell	12/13/2005	-5,000	$12.30	New York Stock Exchange
Sell	12/14/2005	-7,100	$12.40	New York Stock Exchange
Sell	12/15/2005	-6,300	$12.45	New York Stock Exchange
Sell	12/16/2005	-5,400	$12.46	New York Stock Exchange
Sell	12/19/2005	-100	$12.37	New York Stock Exchange
Sell	12/20/2005	-500	$12.19	New York Stock Exchange
Sell	12/22/2005	-200	$12.07	New York Stock Exchange

Cresud’s transactions in IRSA (Convertible Notes)

Transaction Type	Trade Date	Amount of Convertible Notes	Price per Convertible Notes
Swap	12/28/05	3,580,886	3,01800

SCHEDULE 13D

CUSIP No. 450047204	Page 19 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: January 30, 2006

Eduardo S. Elsztain

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain

CUSIP No. 450047204	Page 20 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: January 30, 2006

IFIS Limited

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 21 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: January 30, 2006

Inversiones Financieras del Sur S.A.

/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

CUSIP No. 450047204	Page 22 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: January 30, 2006

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

/s/ Saúl Zang
Name:	Saúl Zang
Title:	Attorney at Law

/s/ David A. Perednik
Name:	David A. Perednik
Title:	Attorney at Law